

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 31, 2016

<u>Via E-mail</u>
Sam Talari
Chief Executive Officer
CB Scientific Inc.
10901 Roosevelt Blvd, Suite 1000c
Saint Petersburg, FL 33716

      Re: **CB Scientific Inc.**
             Offering Statement on Form 1-A
             Filed October 4, 2016
             File No. 024-10616

Dear Mr. Talari:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Part I. Item 4</u>

1.   Your offering does not appear to be eligible to be conducted pursuant to the exemption from registration in Regulation A because the portion of the aggregate offering price attributable to the selling stockholder exceeds the limitation in Rule 251(a)(3). Please revise or withdraw your offering statement as appropriate.

<u>Offering Circular Cover Page</u>

2.   We note your disclosure that this filing is a post-qualification amendment to change the price per share. Please tell us the filing date and file number of the offering statement that you intend this filing to amend.

Government Regulation

3.   We note your disclosure on page 5 regarding CBD oil and its medical effects. Please disclose the effect of the United States Food and Drug Administration's regulation on your business, including any requirement for FDA approval of your products before you can market them, the nature and duration of the FDA approval process, the status of your products in this approval process, regulation of the manufacturing and labelling of your products, post-market reporting and record keeping, and regulation of advertising and promotion, including regulation of your statements of efficacy. Also include the sanctions for non-compliance with FDA regulation.

As we are a publicly reporting company…

4.   Please provide us support for your representation to investors that you are a "publicly reporting company" and your statement under the caption "We will incur ongoing costs and expenses for SEC reporting and compliance" that you will be required to file annual, quarterly, and current reports after "the qualified date of this offering circular."

Plan of Distribution

5.   We note your disclosure that "Sam Talari will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii)." Please reconcile this statement with the information in HempTech Corp's offering statement, file number 024-10588, and any other offerings in which Mr. Talari participated in the last 12 months.

Security Ownership

6.   We note the disclosure on the cover of your offering circular that this offering will result in Mr. Talari's voting power increasing from 81% to 93% after you issue the offered shares and Mr. Talari sells all of his shares being offered. Given the security ownership that you disclose in this beneficial ownership table, it is unclear how this offering will result in the voting power increase that you disclose. Please ensure that your beneficial ownership table reflects all shares beneficially owned, including applicable shares underlying convertible preferred stock. Also ensure that your offering statement's exhibits include your charter that reflects the authorization of the preferred stock that you describe in the offering statement as well as the certificate of designations of that preferred stock.

Financial Statements and Exhibits

Note 6. Provisional Goodwill, page F-6

7.   We note that you recorded provisional goodwill as a result of a business combination with Net:X America. Since it appears that Net:X America was a shell company with no or nominal operations please explain to us why you believe that this was a business combination under ASC 805. If you did not acquire a business as defined in ASC 805 please revise your financial statements to remove the provisional goodwill from the balance sheet and to record the 2.8 million shares issued at Net:X America's net book value as reflected in its historical balance on the date of the transaction.

Exhibits

8.   Please file an opinion as to the legality of all 30,000,000 shares covered by the offering statement. We note that your exhibit 1A-12 addresses 20,000,000 shares.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Craig A. Huffman, Esq.
        Securus Law Group, P.A.